Total # of pages: 21
Total # of Exhibits: 3
Exhibit Index: p2


03059000

OMB APPROVAL
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P.E. 5-1-03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


MAY 14 2003

For the month of: May 2003

Commission File Number: 0-29150

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of May 2003, and incorporated by reference herein, are:

Received 05/13/2003 03:20 in 00:56 on line [5] for TH10441 Printed 05/13/2003 07:17 * Pg 2/2
13/05/2003 09:26 NO.822 P02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J Haddon

David J. Haddon
Group Company Secretary

Dated: May 12, 2003

Exhibit 1



5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

April 11, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 20 666 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 20 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10 300	R11.15
10 000	R12.50
366	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 572 774	shares of 1(one) cent each:	R445 727
Unissued:	30 426 902	shares of 1(one) cent each:	R304 269

2 / ....

RGE\SOS\030411~20666 GPS LW AJR

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

6

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

11 April 2003

5. The company's issued ordinary share capital after the issue of the 20 666 ordinary shares, which are the subject of this application, will be:

44 593 440	ordinary shares of 1 (one) cent each:	R445 934

The unissued ordinary share capital will decrease to:

30 406 236	ordinary shares of 1 (one) cent each:	R304 062

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 15 April 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 11 April 2003



______________________ DIRECTOR/LEGAL MANAGER



______________________ COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\030411~20666 GPS LW AJR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 April 2003
REF: NM/jvdm/8604

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 11 April 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 15 April 2003 in respect of 20 666 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R445 934-40 divided into 44 593 440 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

9

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 15 APRIL 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 APRIL 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (20 666)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 572 774			445 727 74
Total		Total	R	Total 44572 774		Total	R 445 727·74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 445 727-74

Stated capital R –

Premium account R 305 000 502·22

Total issued capital R 305 446 229-96

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 300	ORDS	0·01	11-14	114 845
				10 000	ORDS	0-01	12-49	125 000
				366	ORDS	0-01	14-99	5 490
Total		Total	R	Total 20 666			Total	R 245 335

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
GP SHUTTLEWORTH	P.O. BOX 82291	10300	PAR VALUE
LU WAKIK	SOUTHDALE	366	ORDINARY
AJ REYNOLDS	2135	10000	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 572 774	ORDS	0-01	–	*	445 727-74
				10 300	ORDS	0-01	11.14	**	103
				10 000	ORDS	0-01	12.49	***	100
				366	ORDS	0-01	14.99	****	3.66
Total		Total	R	Total 44593440			Total	R *****	445 934-40

* 305 000 502-22
** 1 147420-00
*** 124 900-00
**** 5 486-34
***** 305 245 630-56

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 445 934-40

State capital R —

Premium account see analysis below R 305 244 291-11

Total issued capital R 305 690 225-51

Certified correct.

Date 16 April 2003 Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		305 000 502-22
Premium on Allotment	245 128-34	
Less		
Issue Duty	(726-00)	
Allotment Duty	(613-45)	243 788-89
		305 244 291-11

Exhibit 2

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

April 1, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 20 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 20 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
20 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 552 774	shares of 1(one) cent each:	R445 527
Unissued:	30 446 902	shares of 1(one) cent each:	R304 469

2 / ....

RGE\SOS\030401~20000 DMB

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

1 April 2003

5. The company's issued ordinary share capital after the issue of the 20 000 ordinary shares, which are the subject of this application, will be:

   44 572 774 ordinary shares of 1 (one) cent each: R445 727

   The unissued ordinary share capital will decrease to:

   30 426 902 ordinary shares of 1 (one) cent each: R304 269

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 3 April 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 1 April 2003


____________________ DIRECTOR/LEGAL MANAGER


____________________ COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\030401~20000 DMB

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

02 April 2003
REF: NM/mr/8539

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 1 April 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 3 April 2003 in respect of 20 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R445 727-74 divided into 44 572 774 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 3 APRIL 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 APRIL 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (20 000)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 552 774	ORDS	0-01	445527-74
Total		Total	R	Total 44 552 774		Total	R445527·74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R445527·74

Stated capital R —

Premium account R304 752 053-22

Total issued capital R305 197 580-96

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				20 000	ORDS	0-01	12-49	250000
Total		Total	R	Total 20000			Total	R250000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DM BRISTOW	PO BOX 82291	20000	PAR VALUE
	SOUTHDALE 2135		ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44552774	ORDS	0-01	—	*	445527-74
				20000	ORDS	0-01	12-49	**	200
Total		Total	R	Total 44572774				Total R ***	445727-74

* 304 752 053-22
** 249 800-00
*** 305 001853-22

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 445 727-74

State capital R —

Premium account See analysis below R 305000502-22

Total issued capital R 305446229-96

Certified correct.

Date 10 April 2003 Signature [signature] Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		304 752 053-22
Premium on Allotment	249 800	
Less:		
Issue Duty	(726.00)	
Allotment Duty	(625-00)	248 449-00
		305 000 502-22

Exhibit 3

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

21

April 4, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Lane
SANDTON

Dear Sir

JSE LISTING RULES: PARAGRAPH 3.72: DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

In terms of the above section of the JSE Listing Rules, Mr R A R Kebble, Chairman of Randgold & Exploration Company Limited exercised and purchased 1,000 (one thousand) Randgold & Exploration ordinary shares on 3 April 2003. The purchase price of the shares was R27.00 per share. The shares are to be held beneficially for Mr Kebble's personal account.

Yours faithfully



D J HADDON
Company Secretary